SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO 13d-2

(Amendment No.     )*

QUINTILES TRANSNATIONAL HOLDINGS INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

74876Y101

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74876Y101

1	NAMES OF REPORTING PERSONS Dennis B. Gillings, CBE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 21,128,200 (1)
	6	SHARED VOTING POWER 1,025,486 (2)
	7	SOLE DISPOSITIVE POWER 21,128,200 (1)
	8	SHARED DISPOSITIVE POWER 1,025,486 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,153,686 (1) (2) (3)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒ (3)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.9% (4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Includes 1,000,000 shares of common stock underlying stock options exercisable within 60 days of December 31, 2013 held by Dr. Gillings.
(2)	Includes the following shares over which Dr. Gillings may be deemed to exercise shared voting and investment control: 713,699 shares held by the Gillings Limited Partnership, of which Dr. Gillings is the general partner; 148,231 shares held by the GFEF Limited Partnership, of which Dr. Gillings is the general partner; and 163,556 shares held by The Gillings Family Foundation, of which Dr. Gillings is the president and director. Dr. Gillings disclaims beneficial ownership of all shares of common stock held by such persons, except to the extent of his pecuniary interest therein.
(3)	Amounts reported for Dr. Gillings do not include any shares of common stock beneficially owned by the other parties to the Shareholders Agreement (See item 4 below), except to the extent disclosed in this Schedule 13G. Dr. Gillings disclaims beneficial ownership of any shares of common stock beneficially owned by such persons, except to the extent disclosed in this Schedule 13G.
(4)	Based on 129,842,707 shares of common stock outstanding as of February 6, 2014, as disclosed on the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on February 13, 2014.

CUSIP No. 74876Y101

1	NAMES OF REPORTING PERSONS Mireille Gillings, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,153,686 (1) (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒ (2)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.9% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Dr. Mireille Gillings is married to Dr. Gillings and, as such, may be deemed a beneficial owner of the shares beneficially owned by Dr. Gillings. Dr. Mireille Gillings disclaims beneficial ownership of all shares beneficially owned by Dr. Gillings, except to the extent of her pecuniary interest therein.
(2)	Amounts reported for Dr. Mireille Gillings do not include any shares of common stock beneficially owned by the other parties to the Shareholder Agreement (See item 4 below), except to the extent disclosed in this Schedule 13G. Dr. Mireille Gillings disclaims beneficial ownership of any shares of common stock beneficially owned by such persons, except to the extent disclosed in this Schedule 13G.
(3)	Based on 129,842,707 shares of common stock outstanding as of February 6, 2014, as disclosed on the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on February 13, 2014.

CUSIP No. 74876Y101

1	NAMES OF REPORTING PERSONS Susan Gillings Gross
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 39,678 (1)
	6	SHARED VOTING POWER 2,656,897 (2)
	7	SOLE DISPOSITIVE POWER 39,678 (1)
	8	SHARED DISPOSITIVE POWER 2,656,897 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,696,575 (1) (2) (3)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒ (3)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.1% (4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Ms. Gross directly holds 39,678 shares.
(2)	Ms. Gross may be deemed to beneficially own 2,656,897 shares held by GF Investment Associates LP by virtue of her position as manager of GF Association LLC, the general partner of GF Investment Associates LP. Ms. Gross disclaims beneficial ownership of all shares of common stock held by GF Investment Associates LP, except to the extent of her pecuniary interest therein.
(3)	Amounts reported for Ms. Gross do not include any shares of common stock beneficially owned by the other parties to the Shareholder Agreement (See item 4 below), except to the extent disclosed in this Schedule 13G. Ms. Gross disclaims beneficial ownership of any shares of common stock beneficially owned by such persons, except to the extent disclosed in this Schedule 13G.
(4)	Based on 129,842,707 shares of common stock outstanding as of February 6, 2014 as disclosed on the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on February 13, 2014.

CUSIP No. 74876Y101

1	NAMES OF REPORTING PERSONS GF Investment Associates LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,656,897
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,656,897
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,656,897 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒ (1)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.0% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Amounts reported for GF Investment Associates LP do not include any shares of common stock beneficially owned by the other parties to the Shareholder Agreement (See item 4 below), except to the extent disclosed in this Schedule 13G. GF Investment Associates LP disclaims beneficial ownership of any shares of common stock beneficially owned by such persons, except to the extent disclosed in this Schedule 13G.
(2)	Based on 129,842,707 shares of common stock outstanding as of February 6, 2014, as disclosed on the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on February 13, 2014

CUSIP No. 74876Y101

1	NAMES OF REPORTING PERSONS Gillings Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 713,699
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 713,699
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 713,699 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒ (1)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Amounts reported for Gillings Limited Partnership do not include any shares of common stock beneficially owned by the other parties to the Shareholder Agreement (See item 4 below), except to the extent disclosed in this Schedule 13G. Gillings Limited Partnership disclaims beneficial ownership of any shares of common stock beneficially owned by such persons, except to the extent disclosed in this Schedule 13G.
(2)	Based on 129,842,707 shares of common stock outstanding as of February 6, 2014 as disclosed on the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on February 13, 2014.

CUSIP No. 74876Y101

1	NAMES OF REPORTING PERSONS GFEF Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 148,231
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 148,231
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 148,231 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒ (1)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Amounts reported for GFEF Limited Partnership do not include any shares of common stock beneficially owned by the other parties to the Shareholder Agreement (See item 4 below), except to the extent disclosed in this Schedule 13G. GFEF Limited Partnership disclaims beneficial ownership of any shares of common stock beneficially owned by such persons, except to the extent disclosed in this Schedule 13G.
(2)	Based on 129,842,707 shares of common stock outstanding as of February 6, 2014 as disclosed on the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on February 13, 2014.

CUSIP No. 74876Y101

1	NAMES OF REPORTING PERSONS The Gillings Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 163,556
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 163,556
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 163,556 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒ (1)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Amounts reported for The Gillings Family Foundation do not include any shares of common stock beneficially owned by the other parties to the Shareholder Agreement (See item 4 below), except to the extent disclosed in this Schedule 13G. The Gillings Family Foundation disclaims beneficial ownership of any shares of common stock beneficially owned by such persons, except to the extent disclosed in this Schedule 13G.
(2)	Based on 129,842,707 shares of common stock outstanding as of February 6, 2014 as disclosed on the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on February 13, 2014.

Item 1(a).	Name of Issuer:

	Quintiles Transnational Holdings Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

	4820 Emperor Boulevard
	Durham, North Carolina 27703

Item 2(a).	Name of Person Filing:

Dennis B. Gillings, CBE (“Dr. Gillings”)

Mireille Gillings, Ph.D. (“Dr. Mireille Gillings”)

Susan Gillings Gross (“Ms. Gross”)

GF Investment Associates LP

Gillings Limited Partnership

GFEF Limited Partnership

The Gillings Family Foundation

Item 2(b).	Address of Principal Business Office or, if none, Residence:

	4820 Emperor Boulevard Durham, North Carolina 27703

Item 2(c).	Citizenship:

	All reporting persons that are individuals are citizens of the Unites States.

	GF Investment Associates LP is a Delaware limited partnership. Gillings Limited Partnership and GFEF Limited Partnership are North Carolina limited partnerships. The Gillings Family Foundation is organized under the laws of North Carolina.

Item 2(d).	Title of Class of Securities:

	Common Stock, $0.01 par value per share

Item 2(e).	CUSIP Number:

	748767Y101

Item 3.	If this statement is filed pursuant to §§ 240.13d—1(b) or 240.13d—2(b) or (c), check whether the person filing is a:

	Not applicable. This Schedule 13G is filed pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934 (the “Exchange Act”).

Item 4.	Ownership.

	Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:

		Dennis B. Gillings, CBE	22,153,686	(1)(2)(5)
		Mireille Gillings, Ph.D.	22,153,686	(3)(5)
		Susan Gillings Gross	2,696,575	(4)(5)
		GF Investment Associates LP	2,656,897	(5)
		Gillings Limited Partnership	713,699	(5)
		GFEF Limited Partnership	148,231	(5)
		The Gillings Family Foundation	163,556	(5)

(b)	Percent of class (based on 129,842,707 shares of common stock outstanding as of February 6, 2014, as disclosed on the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on February 13, 2014):

	Dennis B. Gillings, CBE	16.9%	(1)(2)(5)
	Mireille Gillings, Ph.D.	16.9%	(3)(5)
	Susan Gillings Gross	2.1%	(4)(5)
	GF Investment Associates LP	2.0%	(5)
	Gillings Limited Partnership	0.5%	(5)
	GFEF Limited Partnership	0.1%	(5)
	The Gillings Family Foundation	0.1%	(5)

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:

	Dennis B. Gillings, CBE		21,128,200	(1)
	Mireille Gillings, Ph.D.		0	(3)
	Susan Gillings Gross		39,678
	GF Investment Associates LP		0
	Gillings Limited Partnership		0
	GFEF Limited Partnership		0
	The Gillings Family Foundation		0

	(ii)	Shared power to vote or to direct the vote

	Dennis B. Gillings, CBE		1,025,486	(2)
	Mireille Gillings, Ph.D.		0	(3)
	Susan Gillings Gross		2,656,897	(6)
	GF Investment Associates LP		2,656,897	(6)
	Gillings Limited Partnership		713,699	(7)
	GFEF Limited Partnership		148,231	(7)
	The Gillings Family Foundation		163,556	(8)

	(iii)	Sole power to dispose or to direct the disposition of

	Dennis B. Gillings, CBE		21,128,200	(1)
	Mireille Gillings, Ph.D.		0	(3)
	Susan Gillings Gross		39,678
	GF Investment Associates LP		0
	Gillings Limited Partnership		0
	GFEF Limited Partnership		0
	The Gillings Family Foundation		0

	(iv)	Shared power to dispose or to direct the disposition of

	Dennis B. Gillings, CBE		1,025,486	(2)
	Mireille Gillings, Ph.D.		0	(3)
	Susan Gillings Gross		2,656,897	(6)
	GF Investment Associates LP		2,656,897	(6)
	Gillings Limited Partnership		713,699	(7)
	GFEF Limited Partnership		148,231	(7)
	The Gillings Family Foundation		163,556	(8)

	(1)	Includes 1,000,000 shares of common stock underlying stock options exercisable within 60 days of December 31, 2013 held by Dr. Gillings.
	(2)	Includes the following shares over which Dr. Gillings may be deemed to exercise shared voting and investment control: 713,699 shares held by the Gillings Limited Partnership, of which Dr. Gillings is the general partner; 148,231 shares held by the GFEF Limited Partnership, of which Dr. Gillings is the general partner; and 163,556 shares held by The Gillings Family Foundation of which Dr. Gillings is the president and director. Dr. Gillings disclaims beneficial ownership of all shares of common stock held by such persons except to the extent of his pecuniary interest therein.
	(3)	Dr. Mireille Gillings, who is a director of the Issuer, is married to Dr. Gillings and as such may be deemed a beneficial owner of the shares beneficially owned by Dr. Gillings. Dr. Mireille Gillings disclaims beneficial ownership of all shares beneficially owned by Dr. Gillings, except to the extent of her pecuniary interest therein.
	(4)	Includes 39,678 shares held directly by Ms. Gross and 2,656,897 shares held by GF Investment Associates LP, by virtue of her position as manager of GF Association LLC, the general partner of GF Investment Associates LP. Ms. Gross disclaims beneficial ownership of all shares of common stock held by GF Investment Associates LP, except to the extent of her pecuniary interest therein.
	(5)	As more fully described in the Prospectus filed by the Issuer on May 9, 2013 pursuant to Rule 424(b) under the Securities Act of 1933, as amended, and constituting part of the Issuer’s Registration Statement on Form S-1 (File No. 333-186708) , the Reporting Persons are parties to a Shareholders Agreement, as amended (the “Shareholders Agreement”), by and among the Issuer, funds advised by Bain Capital Partners, LLC and their affiliates (“Bain Capital”), affiliates of TPG Global, LLC (the “TPG Funds”), and affiliates of 3i Corporation (“3i”). As described in more detail in the Prospectus, the parties to the Shareholders Agreement have agreed to vote their shares to elect members of the Board as set forth therein. In addition, the shareholders party to the Shareholders Agreement have agreed to satisfy rights of inclusion under which the transferring shareholder must coordinate sales with the other parties to the Shareholders Agreement in certain circumstances. The parties to the Shareholders Agreement may be deemed to be a group for the purposes of Section 13 of the Exchange Act, and the Reporting Persons may be deemed to beneficially own the shares held by the other parties to the Shareholders Agreement. Each of the Reporting Persons expressly disclaims beneficial ownership of all of the shares of common stock held by the other parties to the Shareholders Agreement and the filing of this Schedule 13G shall not be construed as an admission that any Reporting Person is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of such shares.
	(6)	Ms. Gross is the manager of GF Association LLC, the general partner of GF Investment Associates LP and may be deemed to share voting and investment control over the shares held by GF Investment Associates LP.
	(7)	Dr. Gillings is the general partner of the Gillings Limited Partnership and the GFEF Limited Partnership and may be deemed to share voting and investment control over the shares held by these entities.
	(8)	Dr. Gillings is the president and director of The Gillings Family Foundation and may be deemed to share voting and investment control over the shares held by the foundation.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Item 4.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2014

DENNIS B. GILLINGS, CBE

By:	/s/ Dennis B. Gillings
Name:	Dennis B. Gillings, CBE

MIREILLE GILLINGS, PH.D.

By:	/s/ Mireille Gillings
Name:	Mireille Gillings, Ph.D.

SUSAN GILLINGS GROSS

By:	/s/ Susan Gillings Gross
Name:	Susan Gillings Gross

GF INVESTMENT ASSOCIATES LP
By: GF Association LLC, its general partner

By:	/s/ Susan Gillings Gross
Name:	Susan Gillings Gross
Title:	Sole Manager

GILLINGS LIMITED PARTNERSHIP

By:	/s/ Dennis B. Gillings
Name:	Dennis B. Gillings
Title:	General Partner

GFEF LIMITED PARTNERSHIP

By:	/s/ Dennis B. Gillings
Name:	Dennis B. Gillings
Title:	General Partner

THE GILLINGS FAMILY FOUNDATION

By:	/s/ Dennis B. Gillings
Name:	Dennis B. Gillings
Title:	President

MATERIALS TO BE FILED AS EXHIBITS

Exhibit 99.1	Joint Filing Agreement